Millrose Properties, Inc.

600 Brickell Avenue, Suite 1400

Miami, Florida 33131

September 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Millrose Properties, Inc.
Draft Registration Statement on Form S-4
Submitted September 3, 2025
CIK: 0002017206

Ladies and Gentlemen:

Millrose Properties, Inc. (the “Company”, “we”, “us” or “our”) has submitted to the Securities and Exchange Commission (the “Commission”) a draft Registration Statement on Form S-4 (the “Registration Statement”) on September 3, 2025 for confidential review. The Company hereby confirms to the staff (the “Staff”) of the Commission that the Company will publicly file the Registration Statement and draft submission of the Registration Statement such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date of the Registration Statement.

We thank the Staff in advance for its review of the foregoing. If you have any questions or comments, please contact our counsel, Zachary N. Wittenberg of Akin Gump Strauss Hauer & Feld LLP, at zwittenberg@akingump.com or by telephone at (212) 872-1081.

Sincerely,

MILLROSE PROPERTIES, INC.

/s/ Darren L. Richman
Darren L. Richman
Chief Executive Officer and President